                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*

                               ONEITA INDUSTRIES
                               -----------------
                                (Name of issuer)

                     Common Stock, Par Value $.25 Per Share
                         (Title of class of securities)

                                     682655
                                 --------------
                                 (CUSIP Number)

                               G. Stephen Felker
                Chairman, President and Chief Executive Officer
                              Avondale Mills, Inc.
                             506 South Broad Street
                             Monroe, Georgia 30655
                                 (770) 267-2226
                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                             Mary A. Bernard, Esq.
                                King & Spalding
                               120 W. 45th Street
                         New York, New York 10036-4003
                                 (212) 556-2100

                                August 15, 1996
                                ---------------
                         (Date of event which requires
                           filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the Statement. /x/ (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)


                              Page 2 of  13 Pages
                            Exhibit Index on Page 13

CUSIP NO. 682655

1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            AVONDALE MILLS, INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                          (b) /x/

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            ALABAMA


 NUMBER OF            7.     SOLE VOTING POWER         2,270,238
  SHARES
BENEFICIALLY          8.     SHARED VOTING POWER            -0-
 OWNED BY
   EACH               9.     SOLE DISPOSITIVE POWER    2,270,238
 REPORTING
  PERSON
   WITH               10.    SHARED DISPOSITIVE POWER       -0-



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,270,238

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  / /
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.8%


                              Page 3 of  13 Pages
                            Exhibit Index on Page 13

14.   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                              Page 4 of 13 Pages
                            Exhibit Index on Page 13

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.25 per share (the "Common Stock"), of Oneita Industries, Inc. (the "Issuer"), a Delaware corporation. The address of the Issuer's principal executive offices is 4130 Faber Place Drive, Suite 200, Ashley Corporate Center, Charleston, South Carolina 29405.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Avondale Mills, Inc., an Alabama corporation (the "Company"). The Company is engaged in the manufacture of yarn, finished fabrics and greige (unfinished and undyed) fabrics. The address of the principal business of the Company is 900 Avondale Avenue, Sylacauga, Alabama 35150. The address of the principal executive offices of the Company is 506 Broad Street, Monroe, Georgia 30655.

     The Company is a wholly owned subsidiary of Avondale Incorporated ("Avondale"), a Georgia corporation ("Avondale"). Avondale is a holding company with no business operations other than those of the Company. The address of the principal business of Avondale (which is the address of the principal business of the Company) is 900 Avondale Avenue, Sylacauga, Alabama, 35150. The address of the principal executive offices of Avondale is 506 Broad Street, Monroe, Georgia 30655.

     Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of the Company and Avondale.

     During the last five years, none of (i) the Company, (ii) Avondale or,
(iii) to the best knowledge of the Company, the persons identified in Schedule 1 hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


                              Page 5 of  13 Pages
                            Exhibit Index on Page 13

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In January 1996, the Company made a loan to the Issuer pursuant to a promissory note dated January 25, 1996 in the original principal amount of $7.5 million (the "Avondale Note"). The Avondale Note bears interest at 10% per annum and is due and payable on February 26, 1999. Pursuant to that certain Agreement dated as of August 15, 1996 between the Company and the Issuer (the "Agreement"), the Company and the Issuer have agreed, subject to the conditions set forth in the Agreement, on the Closing Date (as defined in the Agreement), that the Company shall deliver to the Issuer the Avondale Note for cancellation and, in exchange therefor, the Issuer shall issue to the Company a number of shares of its Common Stock equal to the result obtained by dividing (i) the sum of (a) the principal amount of the Avondale Note and (b) accrued interest on the Avondale Note through and including the day prior to the Closing Date by
(ii) $3.50 (the "Exchange"). The parties to the Agreement currently plan to consummate the Exchange on August 27, 1996.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the Exchange is to improve the Issuer's financial condition. The Issuer incurred a net loss of $25.3 million in its second fiscal quarter ending March 31, 1996 and has announced that it does not expect to be profitable for its current fiscal year ending September 30, 1996. The Issuer is a significant customer of the Company. In light the relationship between the Company and the Issuer, the Company agreed to convert the Avondale
Note into shares of Common Stock to help improve the Issuer's financial condition. Except as set forth above and in Item 6 and the exhibits hereto, the Company has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Company reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, the Company is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Act of Act, as amended) the 2,270,238 shares of Common Stock that will be issued to the Company upon consummation of the Exchange. The Company and the Issuer currently plan to consummate the Exchange on August 27, 1996, and the Issuer has represented to the Company that it expects that 9,148,744 shares of Common Stock will be outstanding on such date. Accordingly, under the terms of the Agreement, the Issuer will issue to the Company an aggregate of 2,270,238 shares of Common Stock in exchange for the Avondale Note, which will represent 24.8% of the Issuer's outstanding Common Stock on the Closing Date.

     (b) Upon consummation of the Exchange, the Company will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 2,270,238 shares of Common Stock to be issued to the Company pursuant to the Agreement.


                              Page 6 of  13 Pages
                            Exhibit Index on Page 13

     (c) Except as indicated herein, no transactions in the Common Stock have been effected by (i) the Company, (ii) Avondale or, (iii) to the best knowledge of the Company, any of the persons listed on Schedule 1 hereto, during the 60 days preceding the date of this Schedule 13D.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Agreement provides that on the Closing Date (as defined in the Agreement) the Company shall deliver the Avondale Note to the Issuer for cancellation and, in exchange therefor, the Issuer shall issue to the Company a number of shares of its Common Stock equal to the result obtained by dividing
(i) the sum of (a) the principal amount of the Avondale Note and (b) accrued interest on the Avondale Note through and including the day prior to the Closing Date by (ii) $3.50. The parties to the Agreement currently plan to consummate the Exchange on August 27, 1996 and expect 2,270,238 shares of Common Stock to be issued to the Company on such date. Consummation of the Exchange is subject to a number of customary conditions, including (i) the receipt by the Issuer of an opinion of its financial advisor to the effect that the Exchange is fair from a financial point of view to the Issuer and its shareholders, (ii) that the Company and the Issuer shall have obtained all consents, approvals, authorizations, waivers, permits and orders necessary or required to consummate the Exchange and (iii) the absence of any action or proceeding by any governmental authority or other person threatening, or which could reasonably be expected to enjoin, restrain or prohibit, or could reasonably be expected to result in such substantial damages in respect of, any provision of the Agreement or consummation of the Exchange.

        Under the Agreement, the Company has the right, until the third anniversary of the Closing Date, to have a number of designees of the Company elected to the board of directors of the Issuer equal to the result obtained by multiplying (i) the Company's percentage ownership of the issued and outstanding shares of Common Stock of the Issuer on the date of such determination by (ii) the aggregate number of directors then serving on the Issuer's board of directors (with any fraction resulting from such calculation rounded up to the next whole number). Further, the Company has agreed that, during the period from the Closing Date through the third anniversary of the Closing Date, neither it nor any of its affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) will, unless specifically invited in writing by the Issuer, directly or indirectly, in any manner acquire, offer, propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, any direct or indirect beneficial interest in any voting securities in excess of 35% of the voting power of the Issuer's then outstanding voting securities.


                              Page 7 of 13 Pages
                            Exhibit Index on Page 13

     In addition, the Company and the Issuer entered into a Registration Rights Agreement dated as of January 25, 1996, which provides for the registration, under certain circumstances, of the shares of Common Stock to be issued to the Company pursuant to the Agreement.

     The description of the transactions and foregoing agreements is qualified in its entirety by reference to the Agreement and the Registration Rights Agreement, which are attached as exhibits to this Schedule 13D.

                              Page 8 of 13 Pages
                            Exhibit Index on Page 13

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement dated as of August 15, 1996 between Oneita Industries, Inc. and Avondale Mills, Inc.

2. Registration Rights Agreement among Oneita Industries, Inc., Avondale Mills, Inc. and Robert M. Gintel, dated January 25, 1996.




                              Page 9 of 13 Pages
                            Exhibit Index on Page 13

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 1996

                                          AVONDALE MILLS INC.


                                    By:   /s/ Jack R. Altherr, Jr.
                                          ---------------------------------
                                          Name:   Jack  R. Altherr, Jr.
                                          Title:    Chief Financial Officer



                              Page 10 of 13 Pages
                            Exhibit Index on Page 13

                                   SCHEDULE 1

     Set forth below is the name and position of each of the executive officers and directors of the Company and Avondale. Except as otherwise indicated, the principal occupation of each person listed below is as an executive officer of
the Company or Avondale, as the case may be.   Except as otherwise indicated,
the business address of each person listed below at (i) the Company is 900 Avondale Avenue, Sylacauga, Alabama 35150 and (ii) at Avondale is 506 Broad Street, Monroe, Georgia 30655.


           Name                                Positions Held
- --------------------------  ----------------------------------------------------
G. Stephen Felker.........  Chairman of the Board, President and Chief
                            Executive Officer of the Company and Avondale

Jack R. Altherr, Jr. .....  Vice Chairman, Chief Financial Officer, Secretary
                            and director of the Company and Avondale

T. Wayne Spraggins........  Vice President of the Company and President -
                            Manufacturing Operations

Keith M. Hull.............  Vice President of the Company and President -
                            Apparel Fabrics*

Robert G. Nelson..........  Vice President of the Company and President -
                            Avondale Yarns*

Craig S. Crockard.........  Vice President, Planning and Development of the
                            Company

Bill W. Henry.............  Vice President, Raw Material Purchasing of the
                            Company

M. Delen Boyd.............  Vice President and Controller of the Company and
                            Assistant Secretary of the Company and Avondale

J. Elliot Woodward........  Vice President and Treasurer of the Company and
                            Assistant Secretary of the Company and Avondale

Sharon L. Rodgers.........  Vice President, Human Resources of the Company

Kenneth H. Callaway(1)....  Director of the Company and Avondale; President of
                            Calgati Chemical Company

Robert B. Calhoun(2)......  Director of the Company and Avondale; President of
                            Clipper Asset Management Corporation

                              Page 11 of  13 Pages
                            Exhibit Index on Page 13

Harry C. Howard(3)........  Director of the Company and Avondale; Retired

C. Linden Longino, Jr.(4).  Director of the Company and Avondale; Senior Vice
                            President of SunTrust Bank, Atlanta

Dale J. Boden(5)..........  Director of the Company and Avondale; President
                            and Chief Executive Officer of BF Capital, Inc.

John P. Stevens(6)........  Director of the Company and Avondale; Member of The
                            Stevens Group (a consulting firm)


*A division of the Company

(1) Mr. Callaway's business address is 360 Farmer Industrial Boulevard, Newnan, GA 30263.
(2) Mr. Calhoun's business address is Tower 49, 12 East 49th Street, 30th Floor, New York, NY 10017.
(3)  Mr. Howard's address is 191 Peachtree Street, Atlanta, Ga  30303.
(4) Mr. Longino's business address is 25 Park Place, 19th Floor, P.O. Box 4418, Mail Center 041, Atlanta, Ga 30303.
(5)  Mr. Boden's business address is 600 Main Street, Louisville, KY  40202.
(6)  Mr. Steven's business address is 5470 Shiver Summit, NE, Atlanta, GA
     30342.




                              Page 12 of  13 Pages
                            Exhibit Index on Page 13

     EXHIBIT INDEX


Exhibit               Description
- -------               -----------

1. Agreement dated as of August 15, 1996, among Oneita Industries, Inc. and Avondale Mills, Inc.

2. Registration Rights Agreement among Oneita Industries, Inc., Avondale Mills, Inc. and Robert M. Gintel, dated January 25, 1996.



                              Page 13 of  13 Pages
                            Exhibit Index on Page 13

                                   EXHIBIT 1

                                                                EXECUTION COPY



       AGREEMENT, dated as of August 15, 1996, between ONEITA INDUSTRIES, INC., a Delaware corporation having its principal address at 4130 Faber Place Drive, Suite 200, Ashley Corporate Center, Charleston, South Carolina 29405 (the "Company"), and AVONDALE MILLS, INC., an Alabama corporation having its principal address at 506 South Broad Street, Monroe, Georgia 30655 ("Avondale").

                                   WITNESSETH

       WHEREAS, Avondale is the record and beneficial owner of that certain Subordinated 10% Promissory Note of the Company in the aggregate principal amount of $7,500,000 (the "Avondale Note");

       WHEREAS, Avondale desires to exchange the Avondale Note for shares of Common Stock of the Company at the exchange rate of $3.50 per share, and the Company desires to effect such exchange, in each case on the terms and subject to the conditions set forth herein;

       NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         Section 1. Exchange of Avondale Note.

         1.1 Exchange of Avondale Note. The parties agree that at a closing (the "Closing") to take place on such date as the parties hereto shall agree, but in no event later than August 29, 1996 (the "Closing Date"), and subject to the conditions hereinafter set forth in Section 1.2 below, Avondale shall be deemed to have delivered the Avondale Note to the Company for cancellation, and in exchange therefor the Company shall issue to Avondale shares of its Common Stock equal in number to the result obtained by dividing
(i) the sum of (a) the principal amount of the Avondale Note and (b) accrued interest on the Avondale note through and including the day prior to the Closing Date by (ii) $3.50. The shares to be issued are hereinafter referred to as the "Shares" and the exchange of Shares for the Avondale Note hereinafter is referred to as the "Exchange". The Company acknowledges that Avondale has previously delivered to the Company the Avondale Note on June 26, 1996 in connection with its request to exchange the Avondale Note for the Replacement Note (referred to in Section 4.1 of the Note Purchase Agreement dated December 28, 1995 between Avondale, the Company and Robert M. Gintel, hereinafter the "Note Purchase Agreement'). The Company further acknowledges that the Company has not delivered the Replacement Note to Avondale. Consequently, at the Closing, Avondale shall not be required to deliver the Avondale Note to the Company for cancellation.

         1.2 Conditions to the Parties' Obligations. The respective obligations of the parties to effect the Exchange as provided for herein shall be subject to the fulfillment, on or before the Closing Date, of each of the following conditions:

         1.2.1 Fairness Opinion. The Board of Directors of the Company, acting upon the recommendation of a specially appointed Independent Committee and the Audit Committee of the Board of Directors of the Company, shall have received the opinion of its financial advisor to the effect that the Exchange is fair from a financial point of view to the Company and the holders of Common Stock of the Company and such opinion shall not have been withdrawn as of the Closing Date.

         1.2.2 Approvals and Consents. There shall have been obtained by Avondale and the Company all consents, approvals, authorizations, waivers, permits and orders necessary or required for purposes of legally consummating the transactions contemplated by this Agreement, including, without limitation, any consent and/or waiver required from the New York Stock Exchange needed to permit the Company to effect the Exchange without shareholder approval.

         1.2.3 Legal Actions or Proceedings. No action or proceeding by any governmental authority or other person shall have been instituted or threatened which could reasonably be expected to enjoin, restrain or prohibit, or could reasonably be expected to result in substantial damages in respect of, any provision of this Agreement or the consummation of the transactions contemplated hereby.

         1.3 Closing. The Closing of the Exchange on the Closing Date shall take place at the office of the Company at 11:00 a.m. on the Closing Date or at such other time and place as the Company and Avondale mutually agree upon. At the Closing, the parties shall consummate the Exchange.

         Section 2.       Avondale Right to Board Representation.

       As soon as practicable after the Closing, the Company will take all necessary actions to cause a second representative of Avondale to be appointed to the Company's Board of Directors. Thereafter, and until the third anniversary of the Closing Date, the Company will nominate and recommend to the Company's shareholders the election to the Company's Board of Directors of, and use its best efforts to cause the election to the Company's Board of Directors of, a number of designees of Avondale that is equal to the result obtained by multiplying (i) Avondale's percentage ownership of the issued and outstanding shares of Common Stock of the Company on the date of such determination by (ii) the aggregate number of directors then serving on the Company's Board of Directors. If the determination of the number of designees to which Avondale is so entitled results in a fraction, such fraction shall be rounded up to the next number if such fraction is one-half (1/2) or more.

         Section 3.       Certain Agreements.

       Avondale agrees that during the period from the Closing Date through the third anniversary of the Closing Date, neither it nor any of its affiliates (as defined in Rule 12b-2 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") will, unless specifically invited in writing by the Company, directly or indirectly, in any manner, acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any direct or indirect beneficial interest in any voting securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of the Company having, in the aggregate, in excess of 35% of the voting power of the Company's then outstanding voting securities.

         Section 4. Shares to be Restricted Securities. It is understood and acknowledged that the Shares shall be "restricted securities" (as defined in Rule 144 under the Securities Act of 1933, as amended), but that the Shares shall be subject to the Registration Rights Agreement executed by the Company and Avondale and referred to in Section 1.2.4 of the Note Purchase Agreement, and such Shares shall be deemed "Registrable Shares" (as defined in the Registration Rights Agreement) for all purposes under the Registration Rights Agreement. In connection with the issuance of the Shares, Avondale hereby repeats (and at the Closing Avondale shall be deemed to repeat again) its representations set forth in Section 7.3 of the Note Purchase Agreement.

         Section 5. Representations and Warranties. The Company represents and warrants to Avondale as follows: (i) the Shares issuable upon the Exchange have been duly authorized and validly reserved, and, upon issuance in accordance with the terms hereof shall be duly and validly issued, fully paid and nonassessable, and fully authorized for listing on the New York Stock Exchange, subject to official notice of issuance; (ii) the Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of the Company; (iii) the Board of Directors of the Company has approved the execution, delivery and performance of this Agreement and the consummation of the Exchange; (iv) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding Agreement of the Company enforceable against it in accordance with its terms; (v) no consent, approval, authorization, order or declaration of or from, or registration, qualification or filing with, any court or governmental agency or body is required in connection with the execution, delivery and performance of this Agreement and the consummation of the Exchange by the Company, other than the consent of the New York Stock Exchange; and (vi) the execution, delivery and performance of this Agreement by the Company and the consummation of the Exchange do not and will not, with the passing of time or the giving of notice or both, violate or conflict with or constitute a breach of or a default under any term or provision of the charter or by-laws of the Company, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Company is a party or any of its properties is subject, or any judgment, decree or order of any court or governmental authority or agency to which the Company is a party or to which any of its properties is subject.

         Section 6. Confidentiality. The parties agree that (i) immediately following execution of this Agreement, the Company shall issue the press release attached as Annex A and incorporate the same into a letter to the Company's shareholders, and (ii) except for the press release and letter referred to in clause (i), neither party will issue any press release or make any public disclosure concerning the transactions contemplated by this Agreement except as may be required by law or stock exchange rule or regulation. Notwithstanding the foregoing, the parties hereto acknowledge and agree that this Section 6 shall not prohibit Avondale from filing a Schedule 13D under the Securities Exchange Act of 1934 or disclosing the contents of this Agreement and/or filing this Agreement as an exhibit to the Registration Statement on Form S-4 originally filed by Avondale and Avondale Mills, Inc., on June 7, 1996 (Registration No. 333-5455 and 333-5455-01).

         Section 7. Governing Law. This agreement shall be governed by New York law.

         Section 8. Counterparts. This Agreement may be executed in counterparts, each of which will constitute an original and all of which, taken together, shall constitute one and the same instrument.

         Section 9. Termination of Standby Agreement. The parties hereto hereby agree that effective as of the date of this Agreement, the Standby Agreement referred to in the Note Purchase Agreement is hereby terminated and shall be of no further force of effect.

         IN WITNESS WHEREOF, the Company and Avondale have executed this Agreement as of the day and year first above written.

                                          ONEITA INDUSTRIES, INC.

                                          By: /s/ Robert M. Gintel
                                              --------------------
                                          Name: Robert M. Gintel
                                          Title: Chairman

                                          AVONDALE MILLS, INC.


                                          By: /s/ G. Stephen Felker
                                              ---------------------
                                          Name: G. Stephen Felker
                                          Title: Chairman, President & CEO



I hereby agree to the provisions
of Section 9 above:

/s/ Robert M. Gintel
- ------------------------------
Robert M. Gintel, individually

                                                                         Annex A


ONEITA INDUSTRIES, INC.

130 FABER PLACE DRIVE

Charleston, SC 29405                                    FOR IMMEDIATE RELEASE

Contact:       Reginald Norris
               203-622-6400



                       AVONDALE TO EXCHANGE SUBORDINATED
                     NOTES FOR 24.8% STAKE IN ONEITA SHARES

                      AGREES NOT TO INCREASE OWNERSHIP IN
                ONEITA BEYOND 35% WITHOUT ONEITA BOARD APPROVAL

                     G. STEPHEN FELKER, AVONDALE CHAIRMAN,
                             TO GO ON ONEITA BOARD


               CHARLESTON, SC., August 15, 1996 - Oneita Industries, Inc. (NYSE: ONA) announced that it has entered into an agreement to issue 2,270,238 shares of common stock at $3.50 per share to Avondale Mills, Inc. in exchange for the Company's $7.5 million 10% Subordinated Note held by Avondale plus accrued interest. After the exchange, Oneita would have 9,148,744 shares outstanding, 24.8% of which would be owned by Avondale Mills, Inc.

               Closing of the transaction, which is scheduled for August 27, 1996, is subject to a number of conditions, including receipt by Oneita's Board of Directors of an opinion from the Board's financial advisor to the effect that the transaction is fair, from a financial point of view, to Oneita and its public shareholders. There is no assurance that these conditions will be met.

               The transaction would normally require approval of shareholders according to the Shareholder Approval Policy of the New York Stock Exchange (the "Exchange"). A Special Committee of the Board of Directors and the Audit Committee of Oneita Industries, Inc. determined that delay necessary in securing shareholder approval prior to the issuance of shares for the exchange would seriously jeopardize the financial viability of the Company. Because of that determination, the Special Committee and the Audit Committee, pursuant to an exception provided in the Exchange's Shareholder Approval Policy for such a situation, expressly approved the Company's omission to seek the shareholder approval that would otherwise have been required under that policy. The Exchange has accepted the Company's application of the exception.

               The Company, in reliance on the exception, is mailing to all shareholders a letter notifying them of its intention to issue the shares without seeking their approval. The Company will not consummate the exchange prior to the lapse of 10 days following the mailing of the letter to its shareholders.

                                     -more-

               Upon consummation of the transaction, G. Stephen Felker, Chairman of Avondale Mills, Inc., will be appointed to a seat on Oneita's eight-person Board, replacing Herbert Fleming who has resigned as a director. Jack R. Altherr, Jr., Avondale's Chief Financial Officer, was elected to Oneita's Board last February at Oneita's Annual Meeting of shareholders.

               As part of the transaction, the parties have agreed that Avondale would not increase its stake in Oneita beyond 35% without prior approval of Oneita's Board of Directors for a period of three years.

               Commenting on the transaction, Robert Gintel, Oneita's Chairman, said that the exchange with Avondale represents a very positive step for Oneita in improving its balance sheet. Avondale's willingness to take a significant stake in Oneita's equity and have its two senior executives sit on Oneita's Board is a vote of confidence from an important supplier. Avondale, a large textile company with over a billion dollars in revenues, is a major yarn supplier to Oneita.

               Oneita Industries is a manufacturer and marketer of activewear, including T-shirts and fleecewear, and produces infantswear primarily for the newborn and toddler markets. These products are marketed to the imprinted sportswear industry through the Company's Activewear Division and to major retailers through the Company's Retail Division.


                                  ########

                                   EXHIBIT 2

                         REGISTRATION RIGHTS AGREEMENT


                 AGREEMENT dated as of January 25, 1996, by and among ONEITA INDUSTRIES, INC., a Delaware corporation (the "Company"), and each of the persons listed on Schedule I annexed hereto (collectively, the "Holders" and individually, the "Holder").

                              W I T N E S S E T H:

                 WHEREAS, pursuant to a Note Purchase Agreement dated as of December 28, 1995 (the "Purchase Agreement"), by and among the Company and the Holders, the Company is selling certain subordinated promissory notes of the Company (the "Notes") in the aggregate principal amount of $15,000,000, one of which Notes is in the principal amount of $7,500,000 and is exchangeable as herein provided (the "Avondale Note") and another of which Notes is in the principal amount of $3,750,000 and may be exchangeable as herein provided (the "Initial Gintel Note");
                 WHEREAS, the Company intends to make a common stock rights offering (the "Rights Offering") to the holders of shares of the Company's common stock, $.25 par value per share (the "Common Stock"), and the Holders are willing to act as standby purchasers with respect to the Rights Offering pursuant to a standby agreement among the Company and the Holders (the "Standby Agreement");
                 WHEREAS, as set forth in the Purchase Agreement, if, (a) by May 31, 1996, the Rights Offering is not consummated, or (b) an "Event of Default occurs (as defined in the Avondale Note or the Initial Gintel Note) or, if prior to May 31, 1996, (c) the stockholders of the Company vote to not approve the Rights Offering and the transactions contemplated thereby and in the Purchase Agreement, (d) the Company publicly announces that it will not proceed with the Rights Offering or
(e) any other event takes place which effectively prohibits the Company from lawfully consummating the Rights Offering by May 31, 1996 (the date of occurrence of any of the events described in clauses (a) through (e) above being referred to as the "Conversion Date"), then the Holders shall have the right (subject, in the case of Robert Gintel, to the Company's receipt of any requisite consents) to exchange the Avondale Note and the Initial Gintel Note for certain convertible 10% subordinated notes of the Company in like principal amounts (the "Replacement Notes"), such Replacement Notes to be convertible into shares of Common Stock of the Company at the rate of $7.00 per share;
                 WHEREAS, in connection with the sale by the Company of the Notes, the Company is agreeing, subject to its prior receipt of all requisite approvals and consents, including, without limitation, those of the New York Stock Exchange and/or the Company's stockholders, to issue and sell to one of the Holders, five-year warrants (the "Warrants") to purchase up to 125,000 shares of the Company's Common Stock at $7.00 per share; and
                 WHEREAS, the Company and the Holders agree that the Holders shall have the registration rights set forth herein with respect to any shares of Common Stock acquired by the Holders pursuant to the Standby Agreement, upon the conversion of the Replacement Notes and/or upon the exercise of the Warrants or any shares issued or issuable in respect of such Common Stock upon any stock dividend, recapitalization or similar event (collectively, the "Registrable Shares").

                 NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the parties hereby agree as follows:
                 1. Restrictive Legend. (a) (i) Each certificate representing the Registrable Shares shall (unless otherwise permitted or unless the securities evidenced by such certificate shall have been registered under the Securities Act of 1933, as amended (the "Securities Act")) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

                 THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                 (ii) In addition, the Company may place, or instruct its transfer agent and registrar to place, stop transfer orders against certificates which have the aforementioned restrictive legend thereon. For purposes of this Agreement, "Restricted Securities" shall mean securities of the Company which are required to bear the aforementioned legend thereon.

                 (b) Upon request of a Holder holding Registrable Shares which are Restricted Securities, the Company shall remove the foregoing legend from the certificate or issue to such Holder a new certificate therefor free of any transfer legend and without any stop transfer against such Registrable Shares, if, with such request, the Company shall have received either an opinion of counsel or a "no-action" letter referred to in Section 2 hereof to the effect that any transfer by such Holder of the Registrable Shares evidenced by such certificate will not violate the Securities Act and applicable state securities laws or the Shares have been sold pursuant to an effective registration statement under the Securities Act. The Company shall promptly reimburse the transferring Holder for all reasonable legal fees and expenses incurred by such Holder in obtaining the legal opinion or "no action" letter referenced in this
Section 1(b).
                 2. Notice of Proposed Transfers. (a) Prior to any proposed transfer of any Restricted Securities (other than under circumstances described in Sections 3 and 4 hereof), the Holder thereof shall give written notice (the "Notice") to the Company of such Holder's intention to effect such transfer. Each Notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied (except in transactions in compliance with Rule 144) by either (i) a written opinion of legal counsel, who shall be reasonably satisfactory to the Company, addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act, or
(ii) a "no action" letter from the staff of the Securities and Exchange Commission (the "Commission") to the effect that the distribution of such Securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the Holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the Notice. The Company shall promptly reimburse the transferring Holder for all reasonable legal fees and expenses incurred by such Holder in obtaining the legal opinion or "no action" letter referenced in this Section 2(a).

                 (b) Prior to any proposed transfer requested in the Notice and as a condition thereto, each Holder will, if requested by the Company, and if required because any of the Restricted Securities are not to be sold pursuant to an effective registration statement under the Securities Act or a "no action" letter or an opinion of counsel described in the foregoing subsection, deliver to the Company (i) an investment covenant signed by the proposed transferee, (ii) an agreement by such transferee to the impression of the restrictive legend set forth in Section 1(a) on the certificates representing the Registrable Shares to be transferred to such transferee, (iii) an agreement by such transferee that the Company may place a "stop transfer order" with its transfer agent and registrar, if any, with respect to the Shares proposed to be transferred, (iv) an agreement by the transferee to assume the transferor's obligations under this Agreement, and (v) an agreement by the transferee to indemnify the Company to the same extent as set forth in Subsection (c) below. Any transferee complying with this Subsection (b) shall also be deemed a "Holder" for purposes of the registration rights under Sections 3 and 4 herein.
                 (c) Each Holder agrees to indemnify the Company against any and all losses, claims, damages, expenses or liabilities to which the Company may become subject under any federal or state securities law, at common law, or otherwise, insofar as such losses, claims, damages, expenses or liabilities arise out of or are based upon (i) any transfer by such Holder of such Registrable Shares in violation of the Securities Act, or the rules and regulations promulgated thereunder, (ii) any transfer by such Holder of Shares in violation of the provisions of this Section 2 or (iii) any untrue statement or omission to state any material fact in connection with such Holder's investment representations or with respect to the facts and representations supplied to counsel to the Company upon which its opinion as to a proposed transfer by such Holder was given.
                 3. Demand Registration. (a) At any time after receipt by any Holder of Registrable Shares that the Company receives a written request executed by one or more of the Holders (the "Initiating Holder") requesting registration of a number of shares of Common Stock at least equal to (i) thirty percent (30%) or more of the Registrable Shares then held by the Holders or
(ii) the entire remaining number of Registrable Shares owned by the Initiating Holder, the Company will give notice of such request to each other Holder (the "Other Holders") and give them the right to participate therein in accordance with this Section 3.
                 (b) As soon as practicable after receipt of the request given pursuant to Subsection (a) above, the Company shall prepare and file a registration statement (the "Registration Statement") under the Securities Act covering the Registrable Shares requested to be sold under a Registration Statement (the "Registered Shares") and shall otherwise comply with its obligations under Section 5.
                 (c) The Company's obligations under this Section 3 shall be limited to six (6) effective Registration Statements under the Securities Act, three of which may be initiated by each of Robert M. Gintel and Avondale Mills, Inc. or their respective transferees in accordance with Section 8(b) hereof.
                 (d) If a registration pursuant to this Section 3 is for a registered public offering involving an underwriting, the Company shall so advise the Holders. In such event, the right of any Holder to registration shall be conditioned upon such Holder's participation in the underwriting arrangements required by this Section 3(d), and the inclusion of such Holder's Registrable Shares in the underwriting to the extent requested shall be limited to the extent provided herein.
                 The Company shall (together with the Initiating Holder and Other Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company, but subject to the reasonable approval of the Initiating Holder. Notwithstanding any other provision of this Section 3, if the managing underwriter advises the Company in writing that market factors require a limitation of the number of shares to be underwritten, then the Company shall so advise the Initiating Holder and the Other Holders, and the number of shares that may be included in the registration and underwriting shall be allocated, first, to the Initiating Holder, and second, among the Other Holders in proportion to the number of shares proposed to be included in such registration by such Other Holders. No Registrable Shares excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any holder to the nearest one hundred (100) shares. If any such limitation results in the Initiating Holder being able to sell less than 75% of the Registrable Shares requested to be included by the Initiating Holder in such offering, the offering shall not be counted as a demand registration by the Initiating Holder for the purposes of Section 3(c).

                 If any Holder disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the managing underwriter and the Initiating Holder. The Registrable Securities and/or other securities withdrawn from such underwriting shall also be withdrawn from such registration.
                 4. Piggy Back Registration Rights. (a) At any time after the receipt by the Holders of any Registrable Shares, the Company will send written notice to the Holders then owning Restricted Securities as defined in Section 1(a)(ii), at least twenty (20) days prior to the filing of each and every Registration Statement filed by the Company, whether or not pursuant to this Agreement (other than a Registration Statement covering exclusively securities under an employee option or stock purchase plan, a merger, acquisition or similar transaction) and give to such Holders the right to have included therein any Registrable Shares then held by the Holders. Such notice must specify the proposed offering price and the plan of distribution. The Company must receive written notice from such Holders within fifteen days after the date of the Company's written notice, indicating the full name and address of each Holder desiring to have Registrable Shares included for sale in such Registration Statement and the number of Registrable Shares requested to be covered.
                 (b) If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to
Section 4(a). In such event the right of any Holder to registration pursuant to Section 4 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided in this Section 4(b).

                 All Holders proposing to distribute their securities through such underwriting shall, together with the Company, enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. The Company shall use its reasonable best efforts to cause the managing underwriter of such proposed underwritten offering to permit the Registrable Shares proposed to be included in such registration to be included in the registration statement for such offering on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding any other provision of this Section 4, the Company shall be entitled to include in the registration all of the shares which the Company desires to sell for its own account, and if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Shares to be included in such registration. The Company shall so advise all Holders requesting to participate in such registration, and the number of shares that may be included in the registration and underwriting by all Holders shall be allocated among them, as nearly as practicable, first, to Avondale Mills, Inc. and, second, to Robert M. Gintel, or his or its respective transferees. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.
                 If any Holder disapproves of the terms of any such underwriting, such person may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting also shall be withdrawn from such registration, and shall not be transferred prior to one hundred eighty

(180) days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.
                 5.       Miscellaneous Registration Provisions.
                 (a) In connection with any Registration Statement filed pursuant to Sections 3 or 4 hereof:
                          (i)  The Company's obligation under this Agreement to
include Registrable Shares in a Registration Statement shall mean shares of Common Stock or any security received by a Holder in exchange or upon reclassification of the present Common Stock;
                          (ii)    the Holders of Registered Shares (herein
"Registering Holders") shall furnish to the Company in writing such appropriate information (relating to the intention of such Holders as to proposed methods of sale or other disposition of the Registered Shares) and the identity of and compensation to be paid to any proposed underwriters to be employed in connection therewith as the Company, any underwriter, or the Commission or any other regulatory authority may request;
                          (iii) the Registering Holders and the Company shall
enter into the usual and customary form of underwriting agreement agreed to by the Company and any underwriter with respect to any such offering, if required, and such underwriting agreement shall contain the customary reciprocal rights of indemnity and contribution between the Company, the underwriters, and the selling shareholder, including the Registering Holders, to the extent set forth in Subsections (g) and (h) herein;

                          (iv)    the Registering Holders shall agree that they
shall execute, deliver and/or file with or supply to the Company, any underwriters, the Commission and/or any state or other regulatory authority such information, documents, representations, undertakings and/or agreements necessary to carry out the provisions of the registration covenants contained in this Agreement and/or to effect the registration or qualification of their Registrable Shares under the Securities Act and/or any of the laws and regulations of any state or governmental instrumentality;
                          (v)     the Registering Holders shall furnish the
Company with such questionnaires and other documents regarding their identity and background as the Company may reasonably request; and
                          (vi)    the Company's obligation to include the
Registering Holders' Registrable Shares in a Registration Statement shall be subject to the written agreement of the Holders to offer the Registrable Shares in the same manner and on the same terms and conditions as the other securities of the same class are being offered pursuant to the Registration Statement, if such shares are being underwritten.
                 (b) if and whenever the Company is required to effect the registration of any Registrable Shares pursuant to Section 3 or 4, the Company will use its best efforts to effect such registration to permit the sale of such Registrable Shares in accordance with the intended method or methods of disposition thereof, and pursuant thereto it will, as promptly as is practicable:
                          (i)     before filing a Registration Statement or
prospectus or any amendments or supplements thereto, furnish to the counsel of the Holders of the Registrable

Shares covered by such Registration Statement copies of all documents proposed to be filed, which documents will be made available on a timely basis, for review by such counsel to the Holders;
                          (ii)    prepare and file with the Commission, as soon
as practicable, and use its best efforts to cause to become effective, a Registration Statement to be offered on such form under the Securities Act as the Initiating Holder and the Company or, if not filed pursuant to Section 3 hereof, the Company, determines and for which the Company then qualifies;
                          (iii)   prepare and file with the Commission such
amendments (including post-effective amendments) and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such Registration Statement until the earlier of such time as all of such Registrable Shares have been disposed of in accordance with the intended methods of disposition set forth in such Registration Statement or the expiration of one hundred eighty (180) days after such Registration Statement becomes effective; provided that such one hundred eighty
(180) day period shall be extended in the case of a registration pursuant to
Section 3 hereof for such number of days that equals the number of days elapsing from (A) the date the written notice contemplated by Section 5(b)(vii) hereof is given by the Company to (B) the date on which the Company delivers to the Selling Holders the supplement or amendment contemplated by Section 5(b)
(vii) hereof;

                          (iv)    furnish to the Holders and to any underwriter
of Registrable Shares such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus) and any amendment or supplement thereto, in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Registration Statement or prospectus, and such other documents, as the Holders or such underwriter may reasonably request, and, if requested, a copy of any and all transmittal letters or other correspondence to, or received from, the Commission or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering;
                          (v)     make every reasonable effort to obtain the
withdrawal of any order suspending the effectiveness of such Registration Statement at the earliest possible moment;
                          (vi)    if required by a Holder, (A) furnish to each
Holder and to any underwriter an opinion of counsel for the Company addressed to each Holder and underwriter and dated the date of the closing under the underwriting agreement (if any) (or if such offering is not underwritten, dated the effective date of the Registration Statement), (B) use its best efforts to furnish to each Holder a "cold comfort" or "special procedures" letter addressed to each Holder and signed by the independent public accountants who have audited the Company's financial statements included in such Registration Statement and (C) make such representations and warranties to the Holders and, in connection with any underwritten offering, to the underwriters, in each such case covering substantially the same matters with respect to such Registration Statement (and the prospectus included therein) as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters and in underwriting agreements in underwritten public offerings of securities and such other matters as the Holders may reasonably request, and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, provided, however, that the Company shall not be obligated to cause the legal counsel and accountants' letters contemplated by this Subsection (b)(vi) to be delivered to the Holders if the Company would be required to incur unreasonable expenses to cause such letters to be delivered;
                          (vii)   immediately notify the Holders in writing (A)
at anytime when a prospectus relating to a registration hereunder is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) of any request by the Commission or any other regulatory body or other body having jurisdiction for any amendment of or supplement to any Registration Statement or other document relating to such offering, and in either such case, at the request of a Holder, prepare and furnish to such Holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading;
                          (viii)  use its best efforts to list all such
Registrable Shares covered by such Registration Statement on the principal securities exchange and inter-dealer quotation system on which a class of common equity securities of the Company is then listed, and to pay all fees and expenses in connection therewith;
                          (ix)    upon the transfer of shares by a Holder in
connection with a registration hereunder (other than to an "affiliate" of the Company as such term is defined in Rule 144(a)), furnish unlegended certificates representing ownership of the Registrable Shares in such denominations as shall be requested by the Holders or the underwriters;
                          (x)     promptly notify the Holders and the managing
underwriter, if any, and if requested by any such Person, confirm such advice in writing,
                                  (A)      of the issuance by the Commission of
any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose,
                                  (B)      of the Company's becoming aware at
any time that the representations and warranties of the Company contemplated by
Section 5(b)(vii)(C) above have ceased to be true and correct, and
                                  (C)      of the receipt by the Company of any
notification with respect to the suspension of the qualification of the Registrable Shares for sale in any jurisdiction or the initiation or threat of any proceeding for such purpose;

                          (xi)    if reasonably requested by the managing
underwriter, if any, or a majority in interest of the Registrable Shares being sold in connection with an underwritten offering, immediately include in a prospectus supplement or post-effective amendment to such Registration Statement such information as the managing underwriter or such majority in interest of the Registrable Shares being sold reasonably request to have included therein relating to the plan of distribution with respect to such Registrable Shares, including, without limitation, information with respect to the amount of Registrable Shares being sold to such underwriters and any other terms of the underwritten (or best-efforts underwritten) offering of the Registrable Shares to be sold in such of offering; and make all required filings of such prospectus supplement or post-effective amendment to such Registration Statement as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment to such Registration Statement;

                          (xii)   prior to any public offering of Registrable
Shares, register or qualify or reasonably cooperate with the Holders, the managing underwriter, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any Holder or managing underwriter reasonably requests and do any and all other facts or things necessary to enable the disposition in such jurisdictions of the Registrable Shares covered by such Registration Statement;
                          (xiii)  cooperate and assist in any filings required
to be made with the NASD and any performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter" as required to be retained in accordance with the rules and regulations of the NASD); and
                          (xiv)   otherwise use its best efforts to comply with
the Securities Act, the Exchange Act, all applicable rules and regulations of the Commission and all applicable state blue sky and other securities laws, rules and regulations.
                 (c) The Company shall pay all out-of-pocket expenses and disbursements incurred by the Company and the Holders in connection with the Registration Statements filed by it pursuant to Sections 3 or 4, including, without limitation, all legal and accounting fees, Commission filing fees, National Association of Securities Dealers ("NASD") filing fees, printing costs, registration or qualification fees and expenses to comply with Blue Sky or other state securities laws, the fees of other experts, and any expenses or other compensation paid to the underwriters; provided, however, that such registration expenses shall not include underwriting commissions and discounts and transfer taxes, if any.
                 (d) The Company shall be obligated to keep any Registration Statement filed by it under Sections 3 and 4 effective under the Securities Act for a period of 180 days after the actual effective date of such Registration Statement and to prepare and file such supplements and amendments necessary to maintain an effective Registration Statement for such period. As a condition to the Company's obligation under this Subsection (d), the Registering Holders will execute and deliver to the Company such written undertakings as the Company and its counsel may reasonably require in order to assure full compliance with relevant provisions of the Securities Act.

                 (e) The Company shall use its best efforts to register or qualify the Registered Shares under such securities or blue sky laws in such jurisdictions within the United States as the Registering Holders may reasonably request; provided, however, that the Company reserves the right, in its sole discretion, not to register or qualify such Registered Shares in any jurisdiction where such Registered Shares do not meet with the requirements of such jurisdiction after having taken reasonable steps to meet such requirements or where the Company is required to qualify as a foreign corporation to do business in such jurisdiction and is not so qualified therein or is required to file any general consent to service of process.
                 (f) In the event all the Registered Shares have not been sold on or prior to the expiration of the period specified in Subsection (d) above, the Registering Holders hereby agree that the Company may deregister by post- effective amendment any shares covered by the Registration Statement, but not sold on or prior to such date. The Company agrees that it will notify the Registering Holders of the filing and effective date of such post-effective amendment.
                 (g) The Registering Holders agree that upon notification by the Company that the prospectus in respect to any public offering covered by the provisions hereof is in need of revision, they shall immediately upon receipt of such notification (i) cease to offer or sell any securities of the Company which must be accompanied by such prospectus; (ii) return all such prospectuses in their hands to the Company; and (iii) shall not offer or sell any securities of the Company until they have been provided with a current prospectus and the Company has given them notification permitting them to resume offers and sales.

                 (h) As a condition to the filing of a Registration Statement pursuant to this Agreement, the Company shall indemnify and hold harmless the Registering Holders and the underwriter(s) and controlling person(s) of such underwriter(s) who may purchase from or sell for the Registered Holders, any Registrable Shares, from and against any and all losses, claims, damages, expenses or liabilities caused by any failure of the Company to comply with the Securities Act or any rule or regulation promulgated thereunder in connection with the registration of the Registrable Securities or any untrue statement of a material fact contained in the Registration Statement, any post-effective amendment to such registration statements, or any prospectus included therein required to be filed or furnished by reason of this Agreement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statements or alleged untrue statements or omissions based upon information furnished or required to be furnished in writing to the Company by the party seeking indemnification expressly for use therein; which indemnification shall include each person, if any, who controls any such underwriter within the meaning of the Securities Act and each officer, director, employee and agent of such underwriter; provided, however, that the Company shall not be obligated to so indemnify the Registering Holders or any such underwriter or other person referred to above unless the Registering Holders or underwriter or other person, as the case may be, shall at the same time indemnify the Company, its directors, each officer signing the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any registration statement or any prospectus required to be filed or furnished by reason of this Agreement or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement or omission based upon information furnished in writing to the Company by the Holder or underwriter expressly for use therein.
                 (i) Each party entitled to indemnification under paragraph (h) above (the "Indemnified Party") shall, promptly after receipt of notice of any claim or the commencement of any action against such Indemnified Party in respect of which indemnity may be sought, notify the party required to provide indemnification (the "Indemnifying Party") in writing of the claim or the commencement thereof; provided that the failure of the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have to an Indemnified Party pursuant to the provisions of paragraph (h), unless the Indemnifying Party was materially prejudiced by such failure, and in no event shall such failure relieve the Indemnifying Party from any other liability which it may have to such Indemnified Party. If any such claim or action shall be brought against an Indemnified Party, it shall notify the Indemnifying Party thereof and the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the

Indemnifying Party shall not be liable (except to the extent the proviso to this sentence is applicable, in which event it will be so liable) to the Indemnified Party under paragraph (h) for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation: provided that each Indemnified Party shall have the right to employ separate counsel to represent it and assume its defense (in which case, counsel to the Indemnifying Party shall not represent it) if (i) upon the advice of counsel, the representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party will not have the right to assume the defense of such claim or action on behalf of such Indemnified Party), or (ii) in the event the Indemnifying Party has not assumed the defense thereof within ten (10) days of receipt of notice of such claim or commencement of action, in which case the fees and expenses of one such separate counsel shall be paid by the Indemnifying Party. If any Indemnified Party employs such separate counsel it will not enter into any settlement agreement which is not approved by the Indemnifying Party, such approval not to be unreasonably withheld. If the Indemnifying Party so assumes the defense thereof (and by so assuming shall be solely responsible for liabilities relating to such claim or action, and shall release the Indemnified Party from such liabilities to the extent permitted by law, except to the extent the Indemnified Party is not entitled to be indemnified pursuant to paragraph (h)), it may not agree to any settlement of any such claim or action as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party. No Indemnified Party will consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or action. In any action hereunder as to which the Indemnifying Party has assumed the defense thereof with counsel satisfactory to the Indemnified Party, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the Indemnifying Party shall not be obligated hereunder to reimburse the Indemnified Party for the costs thereof.
                          (j)  If for any reason the indemnification provided
for above is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations.
                 6. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Restricted Securities to the public without registration, the Company agrees to:

                 (a) Make and keep public information available at all times, as those terms are understood and defined in Rule 144 under the Securities Act (as such Rule may be amended from time to time) or any similar rule hereinafter adopted by the Commission;
                 (b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and
                 (c) Take such further action as any Holder may reasonably request, all to the extent required from time to time, to enable such Holder to sell Registrable Shares without registration under the Securities Act, including, without limitation, issuing appropriate instructions to the Company's transfer agent and registrar and exchanging legended certificates for certificates without legend and processing in requisite time frames counsel opinions, if any.
                 7. No Other Registration Rights. The Company represents and warrants to the Holders that except as set forth in this Agreement and the Purchase Agreement, there are no other registration rights with respect to the Company's securities currently outstanding or other rights currently outstanding which could require the Company to register for sale pursuant to the Securities Act any securities of the Company (collectively, "Registration Rights"). In addition, the Company covenants and warrants to the Holders that at all times while the Holders have the right to request the registration of Registrable Shares hereunder, the Company will not, without the prior written consent of the Holders, grant to any person Registration Rights, the effect of which could (a) limit, in any registration statement subsequently filed by the Company, the number of Registrable Shares that the Purchasers may include in such registration statement or (b) otherwise adversely affect the priority of the Registration Rights being granted to the Holders hereunder.
                 8.       Miscellaneous.  (a)      This Agreement shall be
binding upon and inure to the benefit of the parties hereto, and the successors and assigns of the Company and the permitted transferees of the Holders.
                 (b) Upon acquisition of any Registrable Shares, the Holders agree that the Registrable Shares shall not be transferable except upon the conditions set forth in this Agreement, which conditions are intended to insure compliance with the provisions of the Securities Act. Each Holder in any transfer subject to Section 2 herein shall cause any proposed transferee of Registrable Shares held by that Holder to agree to take and hold those securities subject to the rights and obligations and upon the conditions specified in this Agreement.
                 (c) This Agreement contains the entire agreement among the parties hereto with respect to the subject matter herein, and cannot be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom the enforcement of any modification, change, discharge or termination is sought.
                 (d) References to the Holders or some of them by use of masculine pronoun is for convenience only and shall, where appropriate, be deemed to be reference by feminine or neuter pronouns.
                 (e) Any notice, request, instruction or other document to be given hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail as follows:

                          (i)     If to the Company:

                                  4130 Faber Place
                                  Suite 200, Ashley Corporate Center
                                  Charleston, South Carolina 29405
                                  Attn:  President

                                  With a copy to:

                                  Blau, Kramer, Wactlar & Lieberman, P.C.
                                  100 Jericho Quadrangle
                                  Jericho, New York  11753
                                  Attn:  Edward I. Kramer

                          (ii) If to the Holders, at the address specified
next to their respective names on Schedule I hereto or to such other address as any party hereto hereinafter designates in writing to any other party hereto, and in the case of Robert M. Gintel, to:

                                  Reid & Priest LLP
                                  40 West 57th Street
                                  New York, New York  10019
                                  Attn:  Leonard Gubar

                          and, in the case of Avondale Mills, Inc., to:

                                  King & Spalding
                                  191 Peachtree Street
                                  Atlanta, Georgia  30303
                                  Attn:  Michael J. Egan, III

                 Upon receiving notice from a Holder (or any permitted transferee of an Holder) that Registrable Shares have been transferred and if the transferee is entitled to any rights under this Agreement, the Company shall give notices to such transferee as contemplated by this Agreement.

                 (f) The captions herein are inserted for convenience only and shall not affect the construction of this Agreement.
                 (g) This Agreement is executed and delivered in, and shall be construed in accordance with, and governed by, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.
                 (h) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.
                 IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

                                   ONEITA INDUSTRIES, INC.


                                   By:
                                        ------------------------------
                                          Name:
                                          Title:


                                   HOLDERS:


                                   -----------------------------------
                                        Robert M. Gintel


                                   AVONDALE MILLS, INC.


                                   By:
                                        ------------------------------
                                          Name:
                                          Title:

                                   SCHEDULE I


Holders


Robert M. Gintel

         Address:         6 Greenwich Office Park
                          Greenwich, Connecticut  06831



Avondale Mills, Inc.

         Address:         506 South Broad Street
                          Monroe, Georgia  30655